UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): July 17, 2023

LIBERTY MEDIA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-35707	37-1699499
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

12300 Liberty Blvd.

Englewood, Colorado 80112

(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (720) 875-5400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Series A Liberty SiriusXM Common Stock	LSXMA	The Nasdaq Stock Market LLC
Series B Liberty SiriusXM Common Stock	LSXMB	The Nasdaq Stock Market LLC
Series C Liberty SiriusXM Common Stock	LSXMK	The Nasdaq Stock Market LLC
Series A Liberty Braves Common Stock	BATRA	The Nasdaq Stock Market LLC
Series C Liberty Braves Common Stock	BATRK	The Nasdaq Stock Market LLC
Series A Liberty Formula One Common Stock	FWONA	The Nasdaq Stock Market LLC
Series C Liberty Formula One Common Stock	FWONK	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07. Submission of Matters to Vote of Security Holders.

At Liberty Media Corporation’s (the “Company”) special meeting of stockholders held on July 17, 2023 (the “Special Meeting”), the following proposals were considered and acted upon by the stockholders of the Company: (1) a proposal (the “Split-Off Proposal”) to approve the redemption by the Company of each outstanding share of Liberty Braves common stock in exchange for one share of the corresponding series of common stock of Atlanta Braves Holdings, Inc. (“Atlanta Braves Holdings”), which will be the owner of the Atlanta Braves Major League Baseball Club and its associated real estate development project (the “Split-Off”); (2) a proposal (the “Tracking Stock Proposal”) to approve the amendment and restatement of the Company’s restated certificate of incorporation to, among other things, following the completion of the Split-Off, reclassify the Company’s then-outstanding shares of common stock into three new tracking stocks to be designated the new Liberty SiriusXM common stock, new Liberty Formula One common stock and Liberty Live common stock and, in connection therewith, provide for the reattribution of the business, assets and liabilities of the Company’s existing Liberty SiriusXM Group and Formula One Group among the newly created Liberty SiriusXM Group, Formula One Group and Liberty Live Group (the “Reclassification”); (3) a proposal to, following the completion of the Split-Off, reclassify each outstanding share of Liberty SiriusXM common stock into one share of the corresponding series of new Liberty SiriusXM common stock and 0.2500 of a share of the corresponding series of Liberty Live common stock (the “Liberty SiriusXM Recapitalization Proposal”); (4) a proposal to, following the completion of the Split-Off, reclassify each outstanding share of Liberty Formula One common stock into one share of the corresponding series of new Liberty Formula One common stock and 0.0428 of a share of the corresponding series of Liberty Live common stock (the “Liberty Formula One Recapitalization Proposal,” and collectively with the Tracking Stock Proposal and the Liberty SiriusXM Recapitalization Proposal, the “Reclassification Proposals”); and (5) a proposal (the “Adjournment Proposal”) to approve the adjournment of the Special Meeting by the Company from time to time to solicit additional proxies if there are insufficient votes at the time of such adjournment to approve the Split-Off Proposal and/or the Reclassification Proposals or if otherwise determined by the chairperson of the Special Meeting to be necessary or appropriate.  The number of votes cast for or against, as well as the number of abstentions and broker non-votes as to each proposal, are set forth below. Holders of record as of 5:00 p.m., New York City time, on June 6, 2023, the special meeting record date, of the Company's Series A Liberty Braves common stock (“BATRA”), Series B Liberty Braves common stock (“BATRB”), Series C Liberty Braves common stock (“BATRK” and together with BATRA and BATRB, the “BATR Stock”), Series A Liberty SiriusXM common stock (“LSXMA”), Series B Liberty SiriusXM common stock (“LSXMB”), Series C Liberty SiriusXM common stock (“LSXMK” and together with LSXMA and LSXMB, the “LSXM Stock”), Series A Liberty Formula One common stock (“FWONA”), Series B Liberty Formula One common stock (“FWONB”) and Series C Liberty Formula One common stock (“FWONK,” together with FWONA and FWONB, the “FWON Stock”) were entitled vote on the proposals as set forth below.

1.	The Split-Off Proposal

Entitled to Vote	Votes For	Votes Against	Abstentions	Broker Non-Votes
BATRA, BATRB	16,611,979	29,212	9,086	-

Accordingly, the Split-Off Proposal was approved.

2.	The Tracking Stock Proposal

Entitled to Vote	Votes For	Votes Against	Abstentions	Broker Non-Votes
BATRA, BATRB, LSXMA, LSXMB, FWONA, FWONB	232,574,650	177,996	23,120	-
The BATR Stock	16,941,050	41,154	11,349	-
The LSXM Stock	175,390,842	50,911	9,928	-
The FWON Stock	44,324,902	38,140	31,324	-

Accordingly, the Tracking Stock Proposal was approved.

3.	The Liberty SiriusXM Recapitalization Proposal

Entitled to Vote	Votes For	Votes Against	Abstentions	Broker Non-Votes
BATRA, BATRB, LSXMA, LSXMB, FWONA, FWONB	232,575,242	164,952	35,572	-
The BATR Stock	16,940,145	31,095	22,313	-
The LSXM Stock	175,392,031	49,736	9,914	-
The FWON Stock	44,299,568	88,700	6,098	-

Accordingly, the Liberty SiriusXM Recapitalization Proposal was approved.

4.	The Liberty Formula One Recapitalization Proposal

Entitled to Vote	Votes For	Votes Against	Abstentions	Broker Non-Votes
BATRA, BATRB, LSXMA, LSXMB, FWONA, FWONB	232,566,770	174,576	34,420	-
The BATR Stock	16,940,794	40,073	12,686	-
The LSXM Stock	175,391,299	50,503	9,879	-
The FWON Stock	44,299,864	86,902	7,600	-

Accordingly, the Liberty Formula One Recapitalization Proposal was approved.

5.	The Adjournment Proposal

Entitled to Vote	Votes For	Votes Against	Abstentions	Broker Non-Votes
BATRA, BATRB, LSXMA, LSXMB, FWONA, FWONB	229,441,074	3,282,273	52,419	-

Accordingly, the Adjournment Proposal was approved, but the meeting was not adjourned prior to the votes on the Split-Off Proposal and Reclassification Proposals.

Item 8.01 Other Events.

On July 18, 2023, the Company and Atlanta Braves Holdings issued a joint press release announcing the results of the Company’s Special Meeting and announcing that, assuming the other conditions to the Split-Off and Reclassification are satisfied or waived, as applicable, the Split-Off will be effective as of 5:00 p.m., New York City time, on July 18, 2023 and the Reclassification will be effective as of 5:00 p.m., New York City time, on August 3, 2023. Additionally, the Company expects the previously announced distribution of approximately 6.8 million shares of Atlanta Braves Holdings Series C common stock to the record holders of Liberty Formula One common stock as of 5:00 p.m., New York City time, on July 13, 2023, the record date, to be completed as of 5:00 p.m., New York City time, on July 19, 2023.

The foregoing description is qualified in its entirety by reference to the full text of the press release, a copy of which is filed herewith as Exhibit 99.1 in compliance with Rule 425 of the Securities Act of 1933, as amended, and is incorporated by reference into this Item 8.01.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated July 18, 2023.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 18, 2023

LIBERTY MEDIA CORPORATION

By:	/s/ Katherine C. Jewell
Name: Katherine C. Jewell
Title: Vice President